Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 18, 2024

VIA EDGAR TRANSMISSION

Ms. Megan Miller
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
Securities Act Registration No: 033-12213
Investment Company Act Registration No: 811-05037

Dear Ms. Miller:

On behalf of Otter Creek Long/Short Opportunity Fund, Osterweis Fund, Osterweis Strategic Income Fund, Osterweis Growth & Income Fund, and Osterweis Opportunity Fund (formerly: Osterweis Emerging Opportunity Fund) (the “Funds”), each a series of the Trust, set forth below are the Trust’s responses to the comments received from you on November 21, 2024, with respect to the review of Funds’ financial statements as of 10/31/2023 and 3/31/2024, as applicable. For your convenience, your comments have been reproduced with a response following the comment.

Comment No. 1:  Please explain in correspondence with regard to the Osterweis Strategic Income Fund and the Osterweis Growth & Income Fund why the disclosure regarding the weighted average significant unobservable inputs were excluded for level 3 securities.

Response:  The Input Values included in the table were static during the period and therefore there was no weighted average to display. The Trust acknowledges that this was not specifically disclosed and will add the weighted average or other appropriate disclosures going forward.

Comment No. 2:  According to note 3, in the notes to the financial statements for the Otter Creek Long/Short Opportunity Fund and the Osterweis Funds, certain of the Funds have commitments and contingencies for recoupment, these include the disclosures in Regulation S-X, Rule 6-04.15.

Response:  A commitment or contingency will be added going forward when applicable.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363 or elaine.richards@usbank.com.
Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Vice President & Secretary of the Trust